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SECURITI| **15047268** |ONSEC

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ANNUAL AUDITED REPORT MAR 0 2 2015
FORM X-17A-5
PART III Washington DC
404

SEC FILE NUMBER
8-65170

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FDX Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MADISON AVENUE, 24TH FLOOR
             (No. and Street)

NEW YORK   NY   10022
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN R. GREENE, CEO   (609) 921-1243
                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
             (Name - if individual, state last, first, middle name)

250 West 57TH Street,   Suite 1632   New York   New York   10107
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   [X] Certified Public Accountant

   [ ] Public Accountant

   [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin R. Greene, CEO swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FDX Capital LLC (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin R. Greene, CEO

Sworn and subscribed to before me this 26 day of February, 2015.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital	8
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	9-10
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	11
(x)	(p)	Management's assertion letter regarding (k)(2)(i) exemption.	12



	250 W57th Street	E-mail:
VB&T	Suite 1632	fvb@getcpa.com
	New York, NY 10107	rtse@getcpa.com
	T:1.212.448.0010	info@getcpa.com
Certified Public Accountants, PLLC	F:1.888.99.PCAOB (72262)	www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
FDX Capital LLC

We have audited the accompanying financial statements of FDX Capital LLC, (the "Company") (a New Jersey Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of FDX Capital LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 26, 2015

1

FDX CAPITAL LLC
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

Cash	$	157,677
Other receivable		43,000
Prepaid expense		22,194
Total Assets	$	222,871

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	138,569
Total Liabilities		138,569
Contingencies		-
Member's equity		84,302
Total Liabilities and Member's Equity	$	222,871

The accompanying notes are an integral part of these financial statements.

FDX CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Financial advisory services	$	2,627,888
Total Revenues		2,627,888
Expenses:		
Commissons and fees		1,981,158
Members' compensation		305,000
Professional fees		20,665
Regulatory fees		29,257
Communication		10,880
Rent		21,360
SIPC		6,556
NYS fee and NYC tax		24,746
Office		18,221
Total Expenses		2,417,843
Net Income	$	210,045

The accompanying notes are an integral part of these financial statements.

FDX CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:

Net Income	$ 210,045
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) in other receivable	(23,000)
(Increase) in prepaid expense	(3,662)
Increase in accounts payable and accrued expenses	122,274
Net Cash Provided By Operating Activities	305,657
Cash Flows From Investing Activities:	-
Cash Flows From Financing Activities:	
Member's distributions	(194,113)
Net Cash (Used) By Financing Activities:	(194,113)
Net Increase In Cash	111,544
Cash at beginning of the year	46,133
Cash at end of the year	$ 157,677

The accompanying notes are an integral part of these financial statements.

FDX CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Total Member's Equity
Balance, January 1, 2014	$ 68,370
Member's Distribution	(194,113)
Net Income	210,045
Balance, December 31, 2014	$ 84,302

The accompanying notes are an integral part of these financial statements.

1.   **ORGANIZATION AND NATURE OF BUSINESS**

FDX CAPITAL LLC (the Company) was formed on October 10, 2001 in the State of New Jersey as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company's income is derived from fees earned by raising money from entities and individuals for placement with money managers and investing by professional managers with whom the Company has agreements. The Company also receives fees from individuals acting as registered representatives of the firm.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair market value.

ACCRUAL BASIS OF ACCOUNTING

The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is December 31.

REVENUES

The Company records income from investment banking and service fees as earned, generally upon closing of a transaction.

INCOME TAXES

The Company is a limited liability Company taxed as a partnership and the accompanying financial statements do not include any provision for federal or state income taxes. The Company is responsible for a local unincorporated business tax on income, which is calculated at the statutory rate.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2014 the Company had net capital of $19,108, which was $9,870 in excess of the FINRA minimum capital requirement.

4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2015, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

FDX CAPITAL LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:

Total member's equity $ 84,302

Deductions and/or charges:

Non-allowable assets: (65,194)

Net capital before haircuts on securities positions 19,108

Haircuts on securities positions -

Undue concentration -

Net Capital $ 19,108

AGGREGATE INDEBTEDNESS:

Items included in the statement of financial condition:

Accounts payable and accrued expenses $ 138,569

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of aggregate indebtedness) $ 9,238

Minimum net capital required $ 5,000

Excess net capital $ 9,870

Net capital less greater of 10% of total AI or 120% of minimum net capital $ 5,251

Percentage of aggregate indebtedness to net capital is 725%

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2014 is attributable to the following:

Net capital was report by Company	$ 19,107
Rounding	1
Net capital per audited report	$ 19,108



VB&T

Certified Public Accountants, PLLC

250 W57th Street	E-mail:
Suite 1632	fvb@getcpa.com
New York, NY 10107	rtse@getcpa.com
T:1.212.448.0010	info@getcpa.com
F:1.888.99.PCAOB (72262)	www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on
Schedule of Assessments and Payments (Form SIPC-7)

To the members of
FDX Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FDX Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating FDX Capital LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). FDX Capital LLC's management is responsible for the FDX Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 26, 2015

SIPC-6

(34 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Payment Form
For the first half of the fiscal year ending 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(34 REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
065170   FINRA   DEC
FDX CAPITAL LLC   7*7
ATTN JAMES VITALIE
515 MADISON AVE 24TH FL
NEW YORK NY 10022-5403
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

ELLEN KRAMER
644.435.0124

2. A   General assessment payment for the first half of the fiscal year (item 2e from page 2) .... $ _____4,400_____

    1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (_____—0—_____)

    2. Assessment balance due .... _____—0—_____

B.   Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

C.   Total assessment and interest due .... $ _____4,400_____

D.   PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ _____4,400_____

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 22 day of JULY 20 14

FDX CAPITAL LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

CHAIRMAN + CEO
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____   Received _____   Reviewed _____

Calculations _____   Documentation _____

Exceptions: Forward Copy _____

Disposition of exceptions:

1

AND GENERAL ASSESSMENT

Eliminate cents

Item No. $ ___1,759,977___

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   —o—

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from
        investment advisory services rendered to registered investment companies or insurance company
        separate accounts and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date.

    (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

        _____

        (Deductions in excess of $100 000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
        Code 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income $_____

        (ii) 40% of margin interest earned on customers securities
        accounts (40% of FOCUS line 5. Code 3960) $_____

        Enter the greater of line (i) or (ii)

        Total deductions   —o—

2d. SIPC Net Operating Revenues $ ___1,759,977___

2e. General Assessment @ .0025 $ ____4400—____

                                                                              (to page 1, line 2.A.)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*********566*****************ALL FOR AADC 100
065170 FINRA DEC
FDX CAPITAL LLC
ATTN JAMES VITALIE
515 MADISON AVE 24TH FL
NEW YORK NY 10022-5403

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) ..... $ 6570

   B. Less payment made with SIPC-6 filed (**exclude interest**) ..... (4400)

   7-22-14
   Date Paid

   C. Less prior overpayment applied ..... ( )

   D. Assessment balance due or (overpayment) ..... 2,170 —

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum ..... _____

   F. Total assessment balance and interest due (or overpayment carried forward) ..... $ 2,170 —

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) ..... $ 2170 —

   H. Overpayment carried forward ..... $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FDX CAPITAL LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _____, 20 ____.

CHAIRMAN + CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked _____ Received _____ Reviewed _____

Calculations _____
Documentation _____

Exceptions:

Forward Copy _____

Disposition of exceptions:

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,627,888

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   —0—

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (I) or (ii)

       Total deductions   —0—

2d. SIPC Net Operating Revenues $ 2,627,888

2e. General Assessment @ .0025 $ 6570

(to page 1, line 2.A.)

2



VB&T

Certified Public Accountants, PLLC

250 W57th Street	E-mail:
Suite 1632	fvb@getcpa.com
New York, NY 10107	rtse@getcpa.com
T:1.212.448.0010	info@getcpa.com
F:1.888.99.PCAOB (72262)	www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Members of
FDX Capital LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) FDX Capital LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that FDX Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 26, 2015

FDX Capital LLC

Assertions Regarding Exemption Provisions

We, as members of management of FDX Capital LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities and Exchange Act of 1937. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemptions Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2014 through December 31, 2014.

FDX Capital LLC

By:

Kevin R. Greene
Chairman & CEO

February 26, 2015